Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

ESRX: Innovation and Execution Building on a Proven Record for a Powerful Future February 2007

The Pharmacy Landscape Retail Pharmacy Rx Wholesaler/ Generic Mfg Pharmaceutical Manufacturer Creates retail networks and obtains retail discounts Develops formularies and obtains manufacturer discounts Negotiates with generic manufacturers and wholesalers Operates home delivery pharmacies Provides clinical programs to encourage the use of clinically sound, cost-effective drugs Handles on-line claims processing and drug utilization review Educates and assists members ESRX generates proven value for plan sponsors and their members Plan sponsor Patient SUPPLY DISTRIBUTION Home Delivery

How We Make Money Multiple sources of margin for ESRX ESRX continues to have multiple and dynamic sources of margin, primarily fueled by generics, home delivery and specialty Rxs Brand in retail Brand in mail Specialty Generic in retail Admin fee Program fees Spread Rebate & admin fee sharing ALIGNMENT Express Scripts margins are highest on scripts that save plan sponsors and patients the most money: generics, mail, and generics in the mail. Generic in mail $ $ $$ $$ $ $$$$ $$$$$ $

Transaction Update ESRX launched its $26 billion Exchange Offer to acquire CMX, which will deliver superior value to stockholders Fully committed financing provided by Citigroup and Credit Suisse Nominated slate of directors on January 8, 2007 Proxy in opposition to proposed CVS / CMX merger ESRX continuing to work with FTC; will refile next week Express Scripts has put forth a compelling proposal and has taken the necessary steps to complete this transaction

Why the CVS Deal is Inferior and the ESRX Offer is Superior Destructive - history teaches that the market punishes deals like this one Dilutive - CMX stockholders move from high-growth industry to slower- growing retail pharmacy industry Doesn't Add Up - stated strategy for merger and resulting synergies unrealistic and hard to support Create value - proven ability to innovate and execute Outstanding financial offer - very strong underlying currency, with full commitment to get it done Certainty of value - cash and stock Solid, proven plan - synergies and rationale clear and strong CVS / CMX Speculative & "Sketchy" Plan ESRX / CMX Proven Record & Powerful Future

History Teaches that the Market Punishes Vertical Integrations Such as the CVS/CMX Deal Lilly 1994 Rite Aid 1999 Advance 2000 SmithKline 1994 ESRX 1999 Merck 1993 Spin-off 2003 Change in Value - 63% - 34% - 70% 21% (2% APR) AVG LOSS IN VALUE - 36% $4.1B $1.5B $1.0B $2.3B $0.7B $6.5B $7.9B Transaction Value (1) Acquiror (1) Transaction Value for target at closing. Vertical integration creates conflicted agendas, and with it, failure PCS Sale DPS Sale Medco Spin-off VERTICAL

Retail Perspective Clashes with that of Independent PBM Ultimately Hurting Stockholders, Plan Sponsors and Patients Vertical integration with retail introduces conflicts of interest and threatens savings Retail Drug choice Drug utilization Channel choice Overall retail discounts Fundamental business model Trend management Likely to be biased towards higher priced drugs Maximize number of fills Biased to its own stores Make money when patients and clients SPEND money; unproven model (i.e., dependent on foot traffic) Prefers generics, lower-cost brands Clinically driven prior authorization, drug quantity and step therapy Channel choice based on lower plan sponsor cost (e.g., mail) Make money when patients and clients SAVE money; independent model validated by marketplace Other retailers hesitant to give improved discounts to competitor Retailers willing to improve discounts to be included in networks Independent PBM Less ability to manage formulary at the retail counter Market share reduction of Lipitor was twice as effective in mail as in retail

Express Scripts vs. CVS Total Shareholder Returns - Since 1997 Growth that CMX stockholders enjoyed as independent PBM may disappear with a CVS combination Note: Includes dividend reinvestment. Stock Prices through December 15, 2006. $315 $1531 $193 Ending Value $100 Investment

CVS/CMX Synergies Don't Add Up Adding PharmaCare's business to CMX's business unlikely to result in $500 million in PBM-specific synergies - translating to an unrealistic $7.00 per Rx CVS/CMX Drugs under management Manufacturer discounts Retail network contracting Direct processing costs/SGA Only partially managed Rebates generated on formulary management, not retail purchases Other retailers may refuse to offer competitive pricing to competitor- owned CMX Combining a small PBM with CMX results in few cost savings opportunities Fully managed Best practices will generate higher rebates; greater client savings Duplication from combining two large PBMs offer significantly more cost reduction opportunities ESRX/CMX Best practices will generate lower network rates; greater client savings

CVS / CMX Plan is Speculative and "Sketchy" "Higher substitution rates at point of sale" "Full view of patient records will lower costs" "More transparency at point of sale" "Improved access to pharmacist" "Consultation by pharmacist with participant" "In-store ... enrollment and consultation" CVS / CMX Claims... WRONG. Therapeutic switches much higher in mail. .... Run Afoul of the Facts IRRELEVANT. Access to patient records and greater transparency at POS don't require merger. UNREALISTIC. Reliance on pharmacists to take on increased responsibilities in the retail setting flies in the face of labor market realities. CVS' so-called "transformative" rationale defies the facts, and is bad for CMX stockholders

CVS/CMX Plan Doesn't Add Up Pharmacist workload on rise; labor pool tight and salaries rising Small number of specialty patients per store means pharmacists cannot specialize A CVS plan that relies on INCREASED use of a SCARCITY of pharmacists is risky and is bad for CMX stockholders "The demand for pharmacists is skyrocketing due to the aging population, expansion of retail pharmacies and the development of new medications." - Mercer Human Resources Rxs per pharmacist growing Median pharmacist earnings outpace inflation MS Hemophilia HGH Avg # CMX patients / CVS store Cleveland OH Baltimore MD Rockville MD Total US 6 10 1 7 0.3 0.6 0.1 0.4 0.2 0.4 ~ 0 0.3 Based on number of CVS stores by region and nationally, CMX market share, prevalence of specialty conditions, and population by region and nationally. Sources: CVS website, SEC filings, CuraScript, US Census Bureau Sources: US Bureau of Labor Statistics, IMS, Kaiser Family Foundation, Drug Topics Magazine

CVS/CMX Agreement is Unfriendly to Stockholders and is Poor Corporate Governance $675 Million "Speaking Fee" CMX using break-up fee as a "price of admission" for a conversation CMX requiring that ESRX agree to pay $675 million termination fee before any discussions, before due diligence, before considering terms of a proposed transaction, before a point where such a request is appropriate. None of these events would trigger the payment of a fee Market's extremely negative and befuddled reaction embarrasses CVS / CMX management into token response Bald attempt to preserve "merger of equals" fairytale Funded to a large degree by current CMX stockholders; out of one pocket and into another Window dressing makes $1.09 look like more Job security and massive change-of-control payout to CMX management, yet little to no premium to stockholders Provisions to protect CMX management CVS/CMX agreement provides CMX Board with indemnification against any past activities, including options-backdating charges Why not talk to ESRX and allow due diligence? Is the CVS / CMX plan a vision for the future... or a convenient diversion from the past?

ESRX Profit Generators: Hitting on All Cylinders The fundamental business model is strong and proven Ongoing innovation and execution ESRX's fundamental business model continues to produce outstanding results for stockholders, plan sponsors and patients Generics Mail Specialty Today 5 5 5 Potential 55 55 55 58% 80% Generics Mail Specialty Today 5 5 5 Potential 55 55 55 25% 60% 49% Generics Home Delivery Specialty Generic fill rate Mail penetration Specialty penetration 70%

Ongoing innovation and execution in a dynamic environment help fuel ESRX's growth 1990 '91 '92 '93 '94 '95 '96 '97 '98 '99 2000 '01 '02 '03 '04 '05 '06 '07 East 3 6 7.4 21.9 31.1 49.1 66.2 84.9 135.4 243.1 288.5 357.4 439.6 479.4 517.5 563.3 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Retail networks 3-tier benefit Preferred Savings Grid Step therapy Generics Today Pharma rebates High Performance Formulary Continuous development of products and services that meet and lead market needs Rx Volume (millions) Rx count = retail + (3 x mail) + specialty; counts for 1999/2000 exclude UHC Biogenerics Execution = achieving financial goals while enhancing client and member satisfaction ESRX Growth Powered by Innovation and Execution

Innovation Around Behavioral Change Drives Rx Affordability Increasing member acceptance of proven programs unlocks enormous potential ESRX leads the marketplace in understanding and deploying effective tools to drive member behavioral change Trend management abilty 2-tier 3-tier High Performance Formulary Step Therapy Exclusive Home Delivery/Network Plan lifecycle Member acceptance Plan lifecycle Member acceptance Programs avoided due to concerns about member acceptance Programs implemented due to greater member acceptance Translate into practice latest findings from cognitive linguistics and behavioral economics Constantly evaluated and tested to ensure maximum member response Drive compelling differentiation from other PBM offerings in the marketplace ESRX's advanced member communication programs Advanced communication drives greater member acceptance 2-tier 3-tier High Performance Formulary Step Therapy Exclusive Home Delivery/Network

Generics - $20B in Annual Savings Opportunities ESRX dominates the industry in driving market shift to generics ESRX applies innovative thinking and an independent business model to deliver results Lipitor Crestor Vytorin Generics* ESRX -0.22 0.0515 0.0454 0.123 National -0.087 0.022 0.025 0.04 * Represents the portion of Lipitor share that was converted to Zocor (simvastatin) and other generic statins Change in Statin Market Shares, 2006 $100M in savings for ESRX clients and members... .... achieved one patient at a time while maintaining or growing satisfaction ESRX Client Retention 90% 91% 93% Willingness to Recommend ESRX 90% 94% 94% Client Satisfaction with ESRX 94% 97% 96% Overall Member Satisfaction with ESRX 95% 95% 95% 2004 2005 2006 ( as of Q3)

Specialty - $70B Biogenerics Opportunity Creation of biogenerics pathway will unlock enormous savings over next decade Specialty pharmaceuticals have ushered in the next generation of challenges and opportunities for PBMs; investing in world-class expertise is mission critical Impact of Biogenerics Pathway Class EPOs for anemia Insulin Interferons for MS Growth hormone Total Savings, 10 yrs $ 40.7B $ 16.1B $ 13.7B $ 0.6B $ 71.2B Actively working with Congress to create biogenerics pathway Helping wring waste from traditional Rx to help plan sponsors fund specialty medications Educating plan sponsors about specialty management options ESRX Leads the Way

ESRX / CMX Transaction is in the Best Interests of Stockholders, Plan Sponsors and Patients Solid strategic rationale Retains focus on proven profit generators: generics, mail, specialty Delivers rapid and straightforward synergies, not speculative ones Puts stockholders, clients and members first by protecting PBM independence Creates opportunities for rapid dissemination of best practices across enterprise Concrete financial benefits Attractive mix of stock and cash rather than lopsided toward stock Straightforward assessment of offer value rather than "extraordinary" dividends and downstream stock repurchase plans Strong underlying currency of ESRX that is in line with CMX past performance Broad acceptance by plan sponsors CMX clients undeniably attracted to ESRX as evidenced by history of outstanding takeaway performance by ESRX, especially among Fortune 500 companies ESRX enjoys very high client satisfaction and retention PBM clients primarily interested in price and ability to manage drug spend, not mergers Proven management team Outstanding record of growth under current management team Repeated and successful integration of acquisitions

Market Rewards Independent PBMs Our combination of ESRX and CMX is based on a proven and powerful model that has been repeatedly validated by the market Lilly 1994 Rite Aid 1999 Advance 2000 SmithKline 1994 ESRX 1999 Merck 1993 Spin-off 2003 AVG LOSS IN VALUE - 36% $4.1B $1.5B $1.0B $2.3B $0.7B $6.5B Transaction Value (1) Acquiror PCS Sale DPS Sale Medco Spin-off DPS to ESRX Medco Spin-off PCS to Advance Independent PBMs $7.9B Advance + PCS 2000 AdvancePCS 2003 ESRX + DPS 1999 ESRX 2002 Medco Spin-off 2003 Medco (4) 2006 124% 26% 117% $2.2B $5.0B (3) $3.9B $4.9B (3) $7.9B $17.0B (3) Acquiror Enterprise Value (2) + 89% AVG INCREASE IN VALUE (1) Transaction Value for target at closing. (2) Combined Enterprise Value of acquiror and target at closing. (3) Enterprise Value of acquiror three years after closing. (4) Excludes the Transaction Value at closing of $2.5 billion for Accredo acquired by Medco in 2005. VERTICAL HORIZONTAL

ESRX Offers Significant and Realistic Synergy Benefits BASELINE: $500M Lower mail pharmacy costs Lower retail pharmacy costs Lower specialty pharmacy costs Better manufacturer discounts Lower SG&A Lower direct processing costs Two leading consulting firms Prior discussions between ESRX and CMX on multiple occasions ESRX's prior experience and multiple analyses Costs to achieve synergies have been netted ADDITIONAL POTENTIAL $$$ ESRX generic fill rate applied to CMX book of business CMX mail pull-through applied to ESRX book of business Combination drives greater cost savings for plan sponsors, higher margin for ESRX / CMX ESRX synergies are sound and based on PROVEN opportunities

Best and Brightest Innovating for Continued Growth Powerfully positioned to meet challenges Specialty: expensive therapies with modest health benefits Personalized medicine: drugs tailored for individual patients Consumerism: activate patients to become savvy, informed consumers The new elderly: rising expectations of the upcoming wave of baby boomers ESRX / CMX combination allows best and brightest to help plan sponsors meet upcoming challenges in pharmacy management CVS CMX Two companies with conflicting models run in parallel; little / no overlap in expertise Horizontal integration upgrades expertise Vertical integration leaves expertise "as is" ESRX CMX Best-in-class PBM experts working together on behalf of plan sponsors Plan sponsors continue to look to their PBM to help address difficult challenges in 2007 and beyond:

ESRX is Ready to Work Together with CMX So-called "risks" are attempted diversions from superior value Due diligence RED HERRING. Since December 18, ESRX has been ready and willing to proceed; we are waiting for invitation from CMX Board, management Financing RED HERRING. ESRX financing is in place and is subject to standard and customary conditions only; such customary conditions readily removed upon due diligence completion Regulatory issues RED HERRING. After ESRX re-files HSR notification, waiting period will expire March 8. ESRX is working with FTC seeking to clear the transaction without need for second request. ESRX stockholder approval RED HERRING. ESRX expects to obtain stockholder approval no later than its upcoming annual meeting Customer loss risk RED HERRING. In past 3 years, ESRX has taken more than 2x as many clients from CMX than vice versa. In every prior ESRX transaction, the client base grew. CMX Delaware anti-takeover impediments RED HERRING. All impediments can be easily resolved by CMX Board; the only roadblock is the CMX Board.

ESRX and Current CMX Clients Setting the record straight CMX's self-serving statements about potential "client loss" are nothing more than misleading scare tactics ESRX Client Retention 90% 91% 93% Willingness to Recommend ESRX 90% 94% 94% ESRX Client Satisfaction 94% 97% 96% 2004 2005 2006 ESRX is highly regarded by its clients... In the past three years, ESRX has taken from CMX MORE THAN TWO TIMES as many clients overall as vice versa (84 vs 28) NEARLY FOUR TIMES as many Fortune 500 as vice versa (7 vs 2) .... as well as those of CMX: Statements about potential turnover are unfounded Three-year contracts mean 1/3 of business is "at risk" in any year, regardless of acquisition Highly competitive market that all PBMs deal with year in and year out

"NGC stands firm that they made the right choice coming to ESI." - Northrop Grumman Corporation, former CMX client "We are excited to be with ESI and are looking forward to a strong and lasting relationship." - The ServiceMaster Company, former CMX client "Express Scripts has done an excellent job to date and we fully expect to renew their contract in 2008." - Uniformed Fire Officers Association Protection Plan "Express Scripts has proved to be an excellent partner and provides a high level of service." - Delaware Valley Health Care Coalition, legacy NPA Comments from ESRX and Former CMX Clients

5-Year Avg 3-Year Avg 1-Year Avg Current ESRX 19.5 20.3 21.8 17.7 West 30.6 38.6 34.6 CVS 16.9 17.9 17.9 17.5 Superior Currency Leads to Superior Value ESRX's stock price offers more upside if P/E multiples return to historical averages. 5-Year Avg 3-Year Avg 1-Year Avg Current ESRX 19.5 20.3 21.8 17.7 West 30.6 38.6 34.6 CVS 16.9 17.9 17.9 17.5 ^ = $3.06

ESRX Offers Superior Value for CMX Stockholders ESRX's proposal offers CMX stockholders significantly higher near-term value, better long-term growth/upside and a higher ownership % in a company with a proven track record of superior results. Near-Term Longer-Term Track Record Based on CVS stock price of $33.05 and ESRX stock price of $69.91 as of January 30, 2007. P/E multiples based on current (January 30, 2007) and 3 year average for ESRX and CVS. (3) Assumes 2007 EPS of $3.95 for ESRX and $1.88 for CVS based on IBES Consensus as of January 30, 2007. (4) Based on current long term growth rate estimates of 14.5% for CVS, 17.9% for CMX and 16.5% for ESRX as of January 30, 2007. Weighted based on current market capitalization. Based on average of selected vertical and horizontal acquisitions in the PBM space. 2006E EPS based on IBES estimates as of January 30, 2007.

ESRX and CMX The power of independence and proven value generation Powerful strategic rationale Identifiable and achievable synergies Strong free cash flow allowing for rapid debt reduction and share repurchase Superior currency and certainty of value Management team with history of earnings growth, superior stockholder returns, and successful acquisitions and integrations Combination of ESRX and CMX offers a proven and innovative strategic rationale

Appendix

Express Scripts Board of Directors Gary G. Benanav served as Vice Chairman and a Director of New York Life Insurance Company (''New York Life"), a life insurance and financial services company, from November 1999 until his retirement in March 2005. Mr. Benanav also served as Chairman and Chief Executive Officer of New York Life International from December 1997 until his retirement in March 2006. He was Executive Vice President of New York Life from December 1997 until November 1999. He is also a director of Barnes Group, Inc. Director of Express Scripts since January 2000. Frank J. Borelli has been a Senior Advisor to Stone Point Capital, an investment management company and formerly a wholly-owned subsidiary of Marsh & McLennan Companies, Inc (''M&MC"), a global professional services firm, since his retirement from M&MC in January 2001. Prior thereto, he was Senior Vice President of M&MC from April to December 2000. He is also a director and Audit Committee Chairman of Genworth Financial, Inc. and is a Director of the Interpublic Group of Companies and a director of Signal Holdings Inc., an investee company of Trident Fund, which is managed by Stone Point Capital LLC. Director of Express Scripts since January 2000.

Express Scripts Board of Directors Maura C. Breen is Senior Vice President and General Manager for the New York Region for Verizon Communications, Inc. (''Verizon"), a provider of communications services, a post she was appointed to on March 17, 2006. Previously, Ms. Breen was Senior Vice President/Support Services, Network Services Group for Verizon, since December 2003. Ms. Breen also served as Senior Vice President & Chief Marketing Officer, Retail Market Groups for Verizon from July 2001 through December 2003, and as Group Vice President, Verizon Long Distance from April 1999 through July 2001. Director of Express Scripts since July 2004. Nicholas J. LaHowchic has served as President and Chief Executive Officer of Limited Logistics Services, Inc. (''LLS"), since October 1997, and as Executive Vice President for Limited Brands, Inc., a retail apparel company and the parent of LLS, since April 2004. LLS provides supply chain, compliance and procurement services to retailers including Limited Brands, Inc. Director of Express Scripts since January 2000. Director of Express Scripts since January 2000.

Express Scripts Board of Directors Thomas P. Mac Mahon served as President and Chief Executive Officer and a member of the Executive and Management Committees of Laboratory Corporation of America Holdings (''LabCorp"), the second largest independent clinical laboratory company in the U.S., from January 1997 until his retirement on December 31, 2006. Mr. Mac Mahon, who has been a director of LabCorp since April 1995, will continue serving as Chairman of the Board of LabCorp, a position he has held since April 1996. Director of Express Scripts since March 2001. John O. Parker, Jr. has served as a Venture Partner with Rho Ventures LLC, a venture capital firm, since January 2002. Mr. Parker was a General Partner of Care Capital, LLC, a venture capital firm, from October 2000 to December 2001. Mr. Parker also serves on the boards of PHT Corporation and Medical Present Value, Inc., both privately held companies. Director of Express Scripts since July 2001.

Express Scripts Board of Directors George Paz was elected a director of Express Scripts in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz was first elected President of Express Scripts in October 2003 and also assumed the role Chief Executive Officer of Express Scripts on April 1, 2005. Mr. Paz joined Express Scripts and was elected Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as Express Scripts' Chief Financial Officer of Express Scripts following his election to the office of President until his successor joined Express Scripts in April 2004. Samuel K. Skinner has been Of Counsel with the law firm of Greenberg Traurig, LLP since 2004. Mr. Skinner previously served as President, Chief Executive Officer and a director of USF Corporation (formerly USFreightways Corporation) (''USF"), a transportation, freight forwarding and supply chain management company, from 2000 until his retirement in 2003. Mr. Skinner was also Chairman of the Board of USF from 2001 until his retirement. Mr. Skinner is also a director of Navigant Consulting, Inc., Midwest Air Group, Inc., Diamond Management and Technology Inc., Dade Behring Holdings, Inc., and the Chicago Board Options Exchange. Director of Express Scripts since February 2004.

Express Scripts Board of Directors Seymour Sternberg currently is the Chairman of the Board and Chief Executive Officer of New York Life and has served in this capacity since April 1997. From October 1995 until October 2002, he was the President of New York Life, and from October 1995 until March 1997 he also held the position of Chief Operating Officer of New York Life. Mr. Sternberg is also a director of CIT Group, Inc., and is a director/manager of various New York Life subsidiaries. Director of Express Scripts since March 1992. Barrett A. Toan was elected a director of Express Scripts in October 1990 and served as Chairman of the Board from November 2000 until May 2006. Mr. Toan was Express Scripts' Chief Executive Officer from March 1992 until his retirement in March 2005. Mr. Toan was an executive employee of Express Scripts from May 1989 until his retirement and served as President of Express Scripts from October 1990 to April 2002. Mr. Toan is also a director of Sigma-Aldrich Corporation, a specialty chemical company, and Genworth Financial, Inc, an insurance and financial services company. Howard L. Waltman has been a director of Express Scripts since its inception in September 1986, and served as Chairman of the Board of Express Scripts from March 1992 until November 2000. Mr. Waltman is also a director of Infocrossing, Inc. and Emergent Group, Inc.

This presentation contains "forward-looking statements," including, among other statements, statements regarding the proposed business combination between Express Scripts and Caremark, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Express Scripts. Relevant risks and uncertainties include those referenced in Express Scripts' filings with the Securities and Exchange Commission ("SEC") (which can be obtained as described in "Important Information" below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. Risks and uncertainties relating to the proposed transaction include: Express Scripts and Caremark will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Caremark's operations with Express Scripts will be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Express Scripts assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. Safe Harbor: Forward Looking Statements

Safe Harbor: Forward Looking Statements IMPORTANT INFORMATION Express Scripts has filed a proxy statement in connection with Caremark's special meeting of stockholders at which the Caremark stockholders will consider the CVS Merger Agreement and matters in connection therewith. Express Scripts stockholders are strongly advised to read that proxy statement and the accompanying form of GOLD proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark's annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the board of directors of Caremark. Express Scripts stockholders are strongly advised to read this proxy statement and the accompanying proxy card when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto which are or will be filed with the Securities and Exchange Commission ("SEC") free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. In addition, this material is not a substitute for the prospectus/offer to exchange and registration statement that Express Scripts has filed with the SEC regarding its exchange offer for all of the outstanding shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., at 800-322-2885 or by email at expressscripts@mackenziepartners.com. Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation of Express Scripts or Caremark shareholders in connection with the proposed transaction. Information about Express Scripts' directors and executive officers is available in Express Scripts' proxy statement, dated April 18, 2006, filed in connection with its 2006 annual meeting of stockholders. Additional information about the interests of potential participants is included in the proxy statement filed in connection with the Caremark's special meeting to approve the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark's annual meeting on a Schedule 14A pursuant to Rule 14a-12 on January 9, 2007.